UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EnerNOC, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

292764107

(CUSIP Number)

December 13, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Yardi Systems, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 2,340,000

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 2,340,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,340,000 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 7.6%

12	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons Anant Yardi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 260,000

	6	Shared Voting Power 2,340,000

	7	Sole Dispositive Power 260,000

	8	Shared Dispositive Power 2,340,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600,000 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.4%

12	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

On January 21, 2016, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons (as defined in Item 2(a)) filed a Schedule 13D, at which time they were eligible to file a Schedule 13G pursuant to 13d-1(c).  The Reporting Persons are converting their Schedule 13D to a Schedule 13G pursuant to Rule 13d-1(h) under the Exchange Act.

Item 1 (a).	Name of Issuer: EnerNOC, Inc.
Item 1 (b).	Address of Issuer’s Principal Executive Offices: One Marina Park Drive, Suite 400, Boston, MA 02210.

Item 2 (a).	Name of Person Filing: Yardi Systems, Inc., a California Corporation (“Yardi Systems”) and Anant Yardi (collectively, the “Reporting Persons”).
Item 2 (b).	Address of Principal Business Office or, if none, Residence: 430 South Fairview Avenue, Santa Barbara, California 93117.
Item 2 (c).	Citizenship: Yardi Systems, Inc. is a California corporation and Anant Yardi is a citizen of the United States of America.
Item 2 (d).	Title of Class of Securities: Common Stock, $.001 par value.
Item 2 (e).	CUSIP Number: 292764107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

Item 4.	Ownership

(a)

Amount beneficially owned:

See Row 9 of the cover page for each of the Filing Persons.  Each Filing Person disclaims beneficial ownership with respect to these shares except to the extent of such Filing Person’s pecuniary interest therein.  Yardi Systems, Inc. disclaims beneficial ownership of the 260,000 shares owned by Mr. Yardi.

(b) Percent of class: See Row 11 of the cover page for each of the Filing Persons.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.
(ii) Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2016

YARDI SYSTEMS, INC.

	By:	/s/ Anant Yardi
	Name:	Anant Yardi
	Title:	Chief Executive Officer

/s/ Anant Yardi
Anant Yardi